

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

Via E-mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

> **Re: SINA Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed on April 29, 2014**
> **File No. 000-30698**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information

D. Risk Factors

Risks Related to Doing Business in China

"The Chinese government may prevent us from advertising. . .," page 26

1.   Please tell us, with a view toward future disclosure, how the regulation and censorship of information disseminated over the internet in China has impacted your user base, your users' engagement with your platform and your ability to monetize your users' activity

and whether regulation and censorship has negatively impacted your brand or reputation. To the extent material, consider including a discussion of regulation and censorship in China and its impact on your results of operations under Item 5. Operating and Financial Review and Prospects in future filings.

Item 6. Directors and Senior Management

E. Share Ownership, page 100

2.   Footnote 6 disclaims beneficial ownership "except to the extent of his pecuniary interest." Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. See General Instruction F to Form 20-F. Since Mr. Chao has the power to direct the voting or disposition of the shares, he is the beneficial owner even if he does not receive the economic benefit of the securities. Further, please disclose with whom Mr. Chao shares voting and investment power over the shares held by New Wave. Finally, please ensure that the beneficial ownership of the other principal shareholders also includes the power to receive economic benefit of the securities.

Item 18. Financial Statements

Consolidated Statements of Comprehensive Income, page F-4

3.   Tell us how your current presentation of other comprehensive income complies with ASC 220-10-45-11 through 220-10-45-17. In this regard, it does not appear you disclose the changes in the accumulated balances for each component of other comprehensive income including amounts reclassified out of accumulated other comprehensive income, including each line item affected by the reclassification, and the related tax effects for each period presented. Please advise.

Notes to Consolidated Financial Statements

Note 11. Income Taxes

China, page F-30

4.   You indicate at the bottom of page F-32 that the valuation allowance on the deferred tax assets for the China operations mainly related to the allowance for doubtful accounts. Tell us your consideration of further clarifying this disclosure in future filings to explain, if true, that given the company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt, you believe it is more likely than not that the deferred tax assets will not be utilized, as noted in response to comment 5 in your letter dated August 29, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP